Exhibit 4.25

[Translation of Chinese Original]

Power of Attorney

Principal:	Junming Wu	Identification Card No.:	110108197910135427

	Address: 2-8-804, Quarters of Chinese Academy of Social Sciences, Guanghui Nanli, Chaoyang District, Beijing

Attorney-in-Fact:	Jianhua Zhu	Identification Card No.:	110108196907128918

Scope of Authorization:

Junming Wu, the Principal, hereby irrecoverably authorizes Jianhua Zhu as his Attorney-in-Fact to exercise within the term of this Power of Attorney the following rights:

Jianhua Zhu is authorized as the Attorney-in-Fact of Junming Wu to exercise all voting rights enjoyed by the latter in accordance with applicable laws and the Articles of Association in the general meeting of shareholders of Beijing Novel-Super Digital TV Technology Co., Ltd. (“DTV Company”), including but not limited to sale or transfer all or any shares held by Junming Wu in DTV Company, and nomination and appointment of directors of the DTV Company as the authorized Attorney-in-Fact of Junming Wu in the general meeting of shareholders of DTV Company by voting.

The said authorization and entrust are conditioned on that Jianhua Zhu is a director of Beijing Super TV Co., Ltd. (“WFOE”) and WFOE agrees to such authorization and entrust. Once Jianhua Zhu is no longer a director of WFOE, the said entrust and authorization will be terminated automatically; by then, Junming Wu will appoint/authorize the person who succeeds as a director of WFOE to exercise all the voting rights enjoyed by Junming Wu in the general meeting of shareholders of DTV Company.  Any legal liability arising from all and any authorized activity carried out by the authorized Attorney-in-Fact within the scope of authorization shall be assumed by Junming Wu.

The term of this Power of Attorney is 10 years starting from the date this Power of Attorney is executed, unless the Business Operating Agreement jointly executed by DTV Company, WFOE, Novel-Tongfang Information Engineering Co., Ltd. and Junming Wu, and its supplemental agreements thereto are terminated for whatsoever reason. If the Business Operating Agreement is extended for a certain period, this Power of Attorney shall be extended for the same period. All and any issues in connection with this Power of Attorney shall be governed by Chinese laws. This Power of Attorney is written in Chinese.

Principal: /s/ Junming Wu

June 20, 2008